Exhibit 2

WESTPAC BANKING CORPORATION

ABN 33 007 457 141

INTERIM FINANCIAL REPORT

31 MARCH 2004

Directors’ Report

The Directors of Westpac Banking Corporation (“Westpac”) present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as “the Group”) for the half-year ended 31 March 2004.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half-year and the period for which each has served as a Director are set out below:

Leon Davis	Chairman since December 2000 Director since November 1999

David Morgan	Managing Director and Chief Executive Officer since March 1999 Executive Director since November 1997

Barry Capp	Director since May 1993 (retired 11 December 2003)

David Crawford	Director since May 2002

The Hon. Sir Llewellyn Edwards	Director since November 1988

Edward Evans	Director since November 2001

Carolyn Hewson	Director since February 2003

Helen Lynch	Director since November 1997

Peter Wilson	Director since October 2003

Review and results of the Group’s operations during the half-year

The net profit of the Group for the half-year ended 31 March 2004, after tax and outside equity interests, was $1,225 million compared with $1,051 million for the half-year ended 31 March 2003, an increase of 17%.

Net operating income increased 10% to $3,878 million and net interest income increased 11% to $2,339 million compared to the half-year ended 31 March 2003. The 11% increase in net interest income was assisted by 15% growth in average interest earning assets. Operating expenses increased 4% to $1,925 million and earnings per share grew 11% to 62.1 cents compared to the half-year ended 31 March 2003.

An interim dividend for the half-year ended 31 March 2004 of 42 cents per fully paid ordinary share, estimated to be $779 million has been determined and will be paid on 2 July 2004. The dividend will be fully franked. The current interim dividend is an increase of 11% over the 2003 interim dividend which was also fully franked.

Tax consolidation

During the half-year ended 31 March 2004, Westpac Banking Corporation and its wholly-owned Australian controlled entities entered into the tax consolidation legislation, effective 1 October 2002. The Australian Taxation Office has been notified of this decision. Implementation of tax consolidation has not had a material effect on the Group’s financial position.

Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Signed in accordance with a resolution of the Board of Directors.

/s/ L.A. Davis	/s/ D.R. Morgan
L.A. Davis	D.R. Morgan
Chairman	Managing Director and Chief Executive Officer

Sydney
6 May 2004

Westpac Banking Corporation and its controlled entities

Consolidated statement of financial performance

For the half-year ended 31 March 2004

		Half-year to
	Note	31 March 2004	30 September 2003	31 March 2003
		$m	$m	$m

Interest income		6,193	5,593	5,292
Interest expense		(3,854)	(3,365)	(3,194)
Net interest income		2,339	2,228	2,098
Non-interest income	3	1,539	1,565	1,439
Net operating income		3,878	3,793	3,537
Operating expenses	4	(1,925)	(1,906)	(1,857)
Amortisation of goodwill		(84)	(85)	(78)
Bad and doubtful debts		(207)	(271)	(214)
Profit from ordinary activities before Income tax expense		1,662	1,531	1,388
Income tax expense		(431)	(395)	(333)
Net profit		1,231	1,136	1,055
Net profit attributable to outside equity interests:
Managed investment schemes	1	(1)	—	—
Other		(5)	(4)	(4)
Net profit attributable to equity holders of Westpac Banking Corporation		1,225	1,132	1,051

Foreign currency translation reserve adjustment		(153)	(90)	(66)
Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity		(153)	(90)	(66)
Total changes in equity other than those resulting from transactions with owners as owners		1,072	1,042	985
Earnings (in cents) per ordinary share after deducting distributions on other equity instruments
Basic	6	62.1	59.6	56.0
Fully diluted	6	62.0	59.4	55.9

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Westpac Banking Corporation and its controlled entities

Consolidated statement of financial position

As at 31 March 2004

		As at
	Note	31 March 2004	30 September 2003	31 March 2003
		$m	$m	$m
Assets
Cash and balances with central banks		2,015	1,786	1,924
Due from other financial institutions		9,281	6,035	5,010
Trading securities		8,165	8,793	7,617
Investment securities		3,101	3,656	4,265
Loans		170,532	160,473	149,890
Acceptances of customers		4,395	3,788	3,883
Life insurance assets		12,316	10,522	9,936
Regulatory deposits with central banks overseas		536	425	355
Goodwill		2,483	2,558	2,599
Fixed assets		820	842	866
Deferred tax assets		873	1,019	729
Other assets		19,954	21,442	19,356
Total assets		234,471	221,339	206,430
Liabilities
Due to other financial institutions		4,479	3,831	3,646
Deposits		135,949	129,071	122,029
Debt issues		35,964	29,970	29,764
Acceptances		4,395	3,788	3,883
Current tax liabilities		104	310	234
Deferred tax liabilities		85	246	55
Life insurance policy liabilities		10,336	9,896	9,348
Provisions		420	462	447
Other liabilities		22,479	25,225	20,012
Total liabilities excluding loan capital		214,211	202,799	189,418

Loan capital
Subordinated bonds, notes and debentures		3,914	3,971	4,082
Subordinated perpetual notes		514	573	646
Total loan capital		4,428	4,544	4,728
Total liabilities		218,639	207,343	194,146
Net assets		15,832	13,996	12,284
Equity
Parent entity interest:
Ordinary shares		4,168	3,972	3,708
Reserves		(226)	(73)	16
Retained profits		7,755	7,343	6,947
Total parent entity interest		11,697	11,242	10,671
Other equity interests:
New Zealand Class shares		471	471	471
Trust originated preferred securities (TOPrSSM)		465	465	465
Fixed interest resettable trust securities (FIRsTS)		655	655	655
Trust preferred secuities (TPS)		1,132	1,132	—
Total other equity interests		2,723	2,723	1,591
Total equity attributable to equity holders of Westpac Banking Corporation		14,420	13,965	12,262
Outside equity interests:
Managed investment schemes	1	1,355	—	—
Other		57	31	22
Total equity		15,832	13,996	12,284
Contingent liabilities, contingent assets and commitments	8

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Westpac Banking Corporation and its controlled entities

Consolidated statement of changes in equity

For the half-year ended 31 March 2004

	Half-year to
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m
Contributed equity
Ordinary shares
Balance at beginning of period	3,972	3,708	3,503
Shares issued:
Under the dividend reinvestment plan	153	204	178
Under employee share purchase and option schemes	43	60	27
Balance at period end	4,168	3,972	3,708

Other equity instruments

New Zealand Class shares	471	471	471
Trust Originated Preferred Securities (TOPrS)	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)
Balance at beginning of period	655	655	—
Securities issued during the period	—	—	667
Issue costs	—	—	(12)
Balance at period end	655	655	655
Trust Preferred Securities (TPS)
Balance at beginning of period	1,132	—	—
Securities issued during the period	—	1,145	—
Issue costs	—	(13)	—
Balance at period end	1,132	1,132	—

Reserves

Foreign currency translation reserve
Balance at beginning of period	(73)	16	82
Transfer (to)/from retained profits	—	2	(1)
Foreign currency translation reserve adjustment	(153)	(91)	(65)
Balance at period end	(226)	(73)	16
Total reserves	(226)	(73)	16

Retained profits
Reported balance at previous period end	7,343	6,947	5,930
Change in accounting policy for providing for dividends	—	—	651
Balance at beginning of period	7,343	6,947	6,581
Amounts transferred (to)/from reserves	—	(2)	1
Net profit attributable to equity holders of Westpac Banking Corporation	1,225	1,132	1,051
Ordinary dividends paid	(737)	(693)	(652)
Distributions on other equity instruments	(76)	(41)	(34)
Balance at period end	7,755	7,343	6,947
Total equity attributable to equity holders of Westpac Banking Corporation at period end	14,420	13,965	12,262

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Westpac Banking Corporation and its controlled entities

Consolidated statement of cash flows

For the half-year ended 31 March 2004

		Half-year ended
	Note	31 March 2004	30 September 2003	31 March 2003
		$m	$m	$m

Cash flows from operating activities
Interest received		6,113	5,624	5,233
Interest paid		(3,685)	(3,465)	(3,138)
Dividends received excluding life business		14	21	15
Other non-interest income received		1,729	1,741	2,380
Operating expenses paid		(2,098)	(1,705)	(1,613)
Net decrease in trading securities		645	285	1,474
Income tax paid excluding life business		(533)	(480)	(651)
Life business:
receipts from policyholders and customers		1,291	1,754	1,204
Interest and other items of similar nature		58	77	42
dividends received		134	252	127
payments to policyholders and suppliers		(796)	(1,784)	(1,241)
income tax paid		(119)	23	(83)
Net cash provided by operating activities	10	2,753	2,343	3,749

Cash flows from investing activities
Proceeds from sale of investment securities		11	38	151
Proceeds from matured investment securities		414	538	722
Purchase of Investment securities		(114)	(351)	(1,763)
Proceeds from securitised loans		136	77	170
Net (increase)/decrease in:
due from other financial institutions		(3,147)	(1,029)	331
loans		(10,642)	(12,168)	(13,774)
life insurance assets		(55)	36	(222)
regulatory deposits with central banks overseas		(142)	(127)	69
other assets		(1,393)	(576)	(921)
Purchase of fixed assets		(122)	(149)	(174)
Proceeds from disposal of fixed assets		24	58	27
Proceeds from disposal of other investments		42	1	7
Controlled entities and businesses acquired, net of cash acquired	10	—	—	(823)
Controlled entities and businesses disposed, net of cash held	10	67	298	62
Net cash used in investing activities		(14,921)	(13,354)	(16,138)

Cash flows from financing activities
Issue of loan capital		500	531	1,148
Redemption of loan capital		(300)	(341)	(637)
Proceeds from issue of ordinary shares		43	60	27
Proceeds from issue of FIRsTS (net of issue costs of $12 million)		—	—	655
Proceeds from issue of TPS (net of issue costs of $13 million)		—	1,132	—
Net increase/(decrease) in:
due to other financial institutions		756	292	(987)
Deposits		6,269	8,728	10,656
debt issues		6,419	844	2,814
other liabilities		(633)	159	(527)
Payment of distributions and dividends		(660)	(531)	(507)
Payment of dividends to outside equity interests		(3)	2	(4)
Net cash provided by financing activities		12,391	10,876	12,638
Net increase/(decrease) in cash and cash equivalents		223	(135)	249
Effect of exchange rate changes on cash and cash equivalents		6	(3)	6
Cash and cash equivalents at the beginning of financial period		1,786	1,924	1,669
Cash and cash equivalents at end of the financial period		2,015	1,786	1,924

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

For the half-year ended 31 March 2004

Note 1. Bases of preparation of interim financial report

This general purpose financial report for the interim half-year reporting period ended 31 March 2004 has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 September 2003 and any relevant public announcements made by Westpac Banking Corporation during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Other than as stated below, the accounting policies adopted in this interim financial report are consistent with those of the previous financial year and corresponding interim reporting periods.

Comparative information is restated where appropriate to enhance comparability.

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Consolidation of managed investment schemes

The Group’s life insurance statutory funds are structured such that they invest mainly in managed investment schemes operated by the Group. Consequently in a number of cases, the Group’s statutory funds are the majority investors in these managed investment schemes.

In line with developing industry practice, with effect from 1 October 2003, Westpac has consolidated those managed investment schemes where the Group’s statutory funds have a majority holding indicating Westpac has capacity to control. The financial effect of the consolidation of the managed investment schemes as at 31 March 2004 was to increase life insurance assets by $1,357 million, other liabilities by $2 million and outside equity interest by $1,355 million in the statement of financial position. The financial effect on the statement of financial performance for the half-year ended 31 March 2004 was to increase non-interest income (wealth management revenue) by $2 million, increase net profit by $1 million and increase net profit attributable to outside equity interests by $1 million. There is no impact on net profit attributable to equity holders of Westpac Banking Corporation. Comparatives have not been restated to reflect the change.

Tax consolidation

During the half-year ended 31 March 2004, Westpac Banking Corporation and its wholly-owned Australian controlled entities entered into tax consolidation, effective from 1 October 2002. The Australian Taxation Office has been notified of this decision.

As a consequence, Westpac Banking Corporation, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

Implementation of tax consolidation has not had a material effect on the Group’s financial position.

United States information for interim financial reports

This interim financial report includes additional information and representations required to be included in interim financial reports to comply with US reporting requirements.

The following additional information is included in this interim financial report and has been prepared on a consistent basis with information included in the previous annual financial report unless otherwise stated:

•             consolidated statement of changes in equity;

•             basis for the calculation of earnings per share (note 6); and

•             reconciliation with US Generally Accepted Accounting Principles (US GAAP) (note 12).

In the opinion of management, all normal recurring adjustments necessary for a fair statement of the interim period results have been made in this unaudited interim financial report.

Note 2. Revenue

	Half-year ended
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m

Revenue from operating activities
Interest income(1),(2),(3)	6,193	5,593	5,292
Fees and commissions received(2)	1,169	1,229	1,147
Proceeds from sale of investment securities	11	38	151
Wealth management revenue	879	913	395
Other non-interest income(3)	279	268	261
	8,531	8,041	7,246
Revenue from outside the operating activities
Proceeds from sale of fixed assets	24	58	27
Proceeds from sale of controlled entities and businesses	67	298	62
Proceeds from sale of other investments	42	1	7
	133	357	96
Total revenue	8,664	8,398	7,342

(1)          In the half-year to 31 March 2004 certain improvements have been made to how the net result of certain hedging transactions are allocated between interest income and interest expense.  Comparatives have been restated to reflect these changes (30 September 2003: $460 million and 31 March 2003: $437 million).  There has been no impact on reported net interest income.

(2)          In previous years fees received for the credit risk arising from the acceptances of customers were recognised as non-interest income over the period of the risk exposure.  In the half-year to 31 March 2004 acceptance fee income of $62 million has been recognised as interest income to reflect that the majority of acceptances are now held in the Group’s own portfolio and are included in the statement of financial position as loans.  Comparatives have been restated to reflect this change (30 September 2003: $60 million and 31 March 2003: $64 million).  There has been no impact on reported net operating income.

(3)          In the previous year the net result of certain hedges on structured finance transactions were recognised as non-interest income.  In the half-year to 31 March 2004 the hedge result of $69 million has been recognised as a reduction in interest income.  Comparatives have been restated to reflect this change (30 September 2003: $67 million and 31 March 2003: $75 million).  There has been no impact on reported net operating income.

Note 3. Non-interest income

	Half-year ended
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m

Fees and commissions received	1,169	1,229	1,147
Fees and commissions paid	(334)	(335)	(344)
Proceeds from sale of assets	144	395	247
Carrying value of assets sold	(136)	(388)	(237)
Wealth management revenue	879	913	395
Life insurance claims and change in policy liabilities	(462)	(517)	(30)
Other non-interest income	279	268	261
Non-interest income	1,539	1,565	1,439

Note 4. Operating expenses

	Half-year ended
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m

Salaries and other staff expenses	948	938	898
Equipment and occupancy costs	305	300	296
Other expenses	672	668	663
Operating expenses	1,925	1,906	1,857

Note 5. Dividends and distributions

	Half-year ended
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m
Ordinary dividends paid
Interim ordinary dividend:
Ordinary shares 38 cents per share
fully franked	—	673	—
New Zealand Class shares 38 cents per share
fully imputed	—	20	—

Final ordinary dividend:
Ordinary shares 40 cents per share (2003: 36 cents per share) all fully franked	716	—	632
New Zealand Class shares 40 cents per share (2003: 36 cents per share) all fully imputed	21	—	20
Total ordinary dividends paid	737	693	652

Distributions on other equity instruments provided for or paid

TOPrS	17	19	22
FIRsTS	22	22	12
TPS	37	—	—
Total distributions on other equity instruments	76	41	34

Dividends not recognised at the end of the period
Since the end of the period the directors have determined the payment of the following ordinary dividends:

Ordinary shares 42 cents per share (30 September 2003: 40 cents per share, 31 March 2003: 38 cents per share) all fully franked	757	716	673

New Zealand Class shares 42 cents per share (30 September 2003: 40 cents per share, 31 March 2003: 38 cents per share) all fully imputed	22	21	20
	779	737	693

Note 6. Earnings per share

	Half-year ended
	31 March 2004		30 September 2003		31 March 2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($million)
Net profit	1,231	1,231	1,136	1,136	1,055	1,055
Net profit attributable to outside equity interests	(6)	(6)	(4)	(4)	(4)	(4)
TOPrS distribution	(17)	(17)	(19)	(19)	(22)	(22)
FIRsTS distribution	(22)	(22)	(22)	(22)	(12)	(12)
TPS distribution	(37)	(37)	—	—	—	—
Earnings	1,149	1,149	1,091	1,091	1,017	1,017
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,849	1,849	1,832	1,832	1,815	1,815
Potential dilutive adjustment:
Exercise of options	—	4	—	4	—	4
Total weighted average number of ordinary shares	1,849	1,853	1,832	1,836	1,815	1,819
Earnings per ordinary share (cents)	62.1	62.0	59.6	59.4	56.0	55.9

The diluted earnings per share calculation for the period ended 31 March 2004 includes that portion of options and performance share rights converted to ordinary shares during that period. These shares were assumed to be issued for nil consideration, weighted with reference to the date of conversion. In determining diluted earnings per share, options with an exercise price greater than the market price of Westpac shares as at 31 March 2004 have not been included, as these were not considered dilutive.

Note 7. Equity securities issued

Ordinary shares

In addition to the issue of equity securities as disclosed in the consolidated statement of cash flows, the following ordinary shares were issued during the period, all of which were to shareholders under the Dividend Reinvestment Plan:

9,823,690 (30 September 2003: 12,525,670, 31 March 2003: 12,734,405) ordinary shares at a price of $15.66 (30 September 2003: $16.27, 31 March 2003: $13.95).

Note 8. Contingent liabilities, contingent assets and commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty. The collateral taken varies but may include cash deposits, receivables, inventory, plant and equipment, real estate and investments.

The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program.

Off-balance sheet credit-risk related financial instruments are as follows:

As at	31 March 2004		30 September 2003		31 March 2003
	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)
	$m	$m	$m	$m	$m	$m
Credit-risk related instruments

Standby letters of credit and financial guarantees(2)	2,739	2,739	3,542	3,542	4,932	4,932
Trade letters of credit(3)	1,298	260	1,337	267	410	85
Non-financial guarantees(4)	5,192	2,596	4,716	2,358	4,530	2,265
Commitments to extend credit:
Residual maturity less than 1 year(5)	30,801	—	30,984	—	34,460	—
Residual maturity 1 year or more	24,273	8,521	26,521	10,024	17,792	6,559
Other commitments(6)	5,625	4,156	7,026	5,466	12,058	11,844
Total credit-risk related instruments	69,928	18,272	74,126	21,657	74,182	25,685

(1)          Credit equivalents are determined in accordance with the Australian Prudential Regulation Authority (APRA) risk-weighted capital adequacy guidelines.

(2)          Includes $1.3 billion (30 September 2003: $1.8 billion, 31 March 2003: $2.5 billion) credit indemnity provided on Australian Guarantee Corporation Limited business finance loans.

(3)          Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)          Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)          The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)          Other commitments included forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the statement of financial position on the contingent event eventuating.

Expenditure commitments are as follows:

	Half-year ended
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one-year	21	55	18
Payable later than one-year but not later than five years	20	20	20
Total commitments for capital expenditure not provided for in the financial statements	41	75	38
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,494	1,544	1,545
Furniture and equipment	15	29	29
Total lease commitments	1,509	1,573	1,574
Due within one-year	229	248	232
Due after one-year but not later than five years	550	538	522
Due after five years	730	787	820
Total lease commitments	1,509	1,573	1,574

Additional contingent liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provision for bad and doubtful debts or the provision for non-lending losses.

Westpac is one of 20 defendants named in proceedings concerning the Bell Group of companies. The proceedings are complex and are anticipated to continue for a further 18 months. It is not possible to estimate the potential impact however Westpac believes that it has good prospects of success.

Liquidity support

In accordance with the Regulations of the Australian Payments Clearing Association (APCA), Westpac may be required to provide liquidity support for any other APCA member that fails to settle its clearing obligations. It is not possible to reliably measure any commitment.

In addition, Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Significant long term contracts

On 6 March 2003, Westpac executed an agreement for lease with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street for consolidation of Westpac’s existing ten Sydney Central Business District (CBD) Offices. Westpac has signed a 12 year lease on the building with three, six year options to extend. The lease will commence on completion of the building which is expected in November 2006.

On 4 February 2003, Westpac entered into a five year contract with Australia Post for the provision of logistics and courier services nationally. Services delivered include ad-hoc and scheduled courier and mail runs, for both time sensitive (eg cheque and voucher) and general contents. The estimated costs over the remaining life of the contract are expected to be $64 million.

On 30 September 2002, Westpac entered into an agreement with First Data Resources Australia Limited (‘First Data’) to provide a managed service for cards processing. First Data assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of cards sales, credit, collections and customer service functions. The estimated costs over the remaining life of the multi-year agreement are approximately $93 million.

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they provide mortgage and other processing services in connection with the mortgage loan portfolio. The residual value of the agreement is approximately $790 million.

On 26 March 2001, Westpac entered into a seven year agreement with Unisys Payment Services Limited (UPSL) to provide cheque processing as part of the three day cheques clearance cycle. The estimated costs over the remaining life of the contract are expected to be $60 million.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific. The exact amount of the contract commitment is unable to be reliably measured as Westpac’s obligations are dependent upon business volumes over the period of the contract.

Other matters

On 8 April 2003, Westpac announced that it had brought to the attention of the New Zealand Securities Commission an apparent technical non-compliance by BT Funds Management (BTFM) with New Zealand securities regulations. This involved late filing by BTFM of documents required to be lodged with the New Zealand Registrar of Companies. This non-compliance occurred prior to the Group acquiring BTFM in October 2002. Legislation has been passed by the New Zealand Government which provides new processes for the validation of affected securities issued by BTFM. It is not expected there will be any material financial cost to the Group arising from this matter.

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions of part of its audit of 1999 and 2000 tax years. This is part of a broader NZIRD investigation and review of structured finance transactions in the New Zealand market. No formal notices or amended assessments have been received in relation to these transactions.

Westpac is working cooperatively with the NZIRD and has voluntarily granted a six month waiver on the statutory time bar in relation to the 1999 tax year transactions to allow full consideration of these transactions and the related tax treatment.

Westpac sought a binding tax ruling on an initial transaction in 1999, which was granted by the NZIRD in early 2001 following extensive discussions. The principles underlying the ruled transaction have been adhered to in subsequent transactions.

Westpac is confident that the appropriate tax treatment has been applied to these transactions and that the NZIRD review should not ultimately result in a material adverse outcome.

Note 9. Group segment information

The basis of reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Intersegment pricing is determined on an arm’s length basis.

The business segments are defined by the customers they service and the services they provide. The Business and Consumer Banking segment is responsible for servicing and product development for consumer and small to medium-sized business customers within Australia. The BT Financial Group segment designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand segment provides banking and wealth management services to consumer and retail business customers. Other segment includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of the Other segment are recharged back to the business segments as indicated in the internal charges line within operating expenses.

Half-year 31 March 2004	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	4,869	916	1,107	1,136	636	8,664
Internal revenue	131	20	1,138	664	(1,953)	—
Total segment revenue	5,000	936	2,245	1,800	(1,317)	8,664
Interest income	4,004	62	880	880	367	6,193
Interest expense	(1,263)	—	(404)	(401)	(1,786)	(3,854)
Internal charges(1)	(1,071)	(27)	(249)	(88)	1,435	—
Net interest income	1,670	35	227	391	16	2,339
Net non-interest income	591	360	240	199	149	1,539
Internal charges(1)	52	(87)	94	1	(60)	—
Total operating income	2,313	308	561	591	105	3,878
Depreciation and goodwill amortisation	(67)	(37)	1	(51)	(64)	(218)
Other non-cash expenses	(40)	(7)	(8)	1	(65)	(119)
Bad and doubtful debts	(171)	—	2	(20)	(18)	(207)
Other operating expenses	(823)	(157)	(162)	(253)	(277)	(1,672)
Internal charges(1)	(309)	(18)	(70)	(7)	404	—
Total operating expenses	(1,410)	(219)	(237)	(330)	(20)	(2,216)
Operating profit before income tax	903	89	324	261	85	1,662
Income tax expense	(280)	(26)	(99)	(89)	63	(431)
Outside equity interest	—	—	(1)	(1)	(4)	(6)
Net profit attributable to equity holders of Westpac Banking Corporation	623	63	224	171	144	1,225
Total assets	131,368	14,222	49,831	24,401	14,649	234,471
Total liabilities	88,302	10,567	35,264	23,584	60,922	218,639
Acquisition of fixed assets and goodwill	5	10	3	31	82	131

(1)          Internal charges are eliminated on consolidation.

Half-year 30 September 2003	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	4,512	961	1,675	1,125	125	8,398
Internal revenue	121	22	1,052	(404)	(791)	—
Total segment revenue	4,633	983	2,727	721	(666)	8,398
Interest income	3,596	58	1,068	784	87	5,593
Interest expense	(1,100)	1	(665)	(388)	(1,213)	(3,365)
Internal charges(1)	(914)	(23)	(220)	(43)	1,200	—
Net interest income	1,582	36	183	353	74	2,228
Net non-interest income	661	360	362	178	4	1,565
Internal charges(1)	36	(95)	16	—	43	—
Total operating income	2,279	301	561	531	121	3,793
Depreciation and goodwill amortisation	(54)	(44)	(1)	(35)	(70)	(204)
Other non-cash expenses	(36)	(7)	(8)	(3)	(50)	(104)
Bad and doubtful debts	(174)	—	(64)	(23)	(10)	(271)
Other operating expenses	(843)	(149)	(165)	(243)	(283)	(1,683)
Internal charges(1)	(324)	(18)	(65)	(9)	416	—
Total operating expenses	(1,431)	(218)	(303)	(313)	3	(2,262)
Operating profit before income tax	848	83	258	218	124	1,531
Income tax expense	(258)	(24)	(76)	(66)	29	(395)
Outside equity interest	—	—	(2)	(2)	—	(4)
Net profit attributable to equity holders of Westpac Banking Corporation	590	59	180	150	153	1,132
Total assets	123,313	13,922	52,235	22,471	9,398	221,339
Total liabilities	85,071	10,343	36,376	22,727	52,826	207,343
Acquisition of fixed assets and goodwill	14	73	3	41	91	222

(1)          Internal charges are eliminated on consolidation.

Half-year 31 March 2003	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	4,168	423	559	991	1,201	7,342
Internal revenue	121	31	260	(18)	(394)	—
Total segment revenue	4,289	454	819	973	807	7,342
Interest income	3,310	36	1,030	737	179	5,292
Interest expense	(1,031)	(2)	(670)	(362)	(1,129)	(3,194)
Internal charges(1)	(818)	8	(151)	(27)	988	—
Net interest income	1,461	42	209	348	38	2,098
Net non-interest income	538	322	335	174	70	1,439
Internal charges(1)	73	(94)	16	1	4	—
Total operating income	2,072	270	560	523	112	3,537
Depreciation and goodwill amortisation	(27)	(34)	(3)	(35)	(110)	(209)
Other non-cash expenses	(37)	(3)	(6)	(1)	(68)	(115)
Bad and doubtful debts	(147)	—	(43)	(22)	(2)	(214)
Other operating expenses	(807)	(150)	(164)	(222)	(268)	(1,611)
Internal charges(1)	(301)	(9)	(62)	(10)	382	—
Total operating expenses	(1,319)	(196)	(278)	(290)	(66)	(2,149)
Operating profit before income tax	753	74	282	233	46	1,388
Income tax expense	(236)	(24)	(79)	(79)	85	(333)
Outside equity interest	—	—	(1)	(1)	(2)	(4)
Net profit attributable to equity holders of Westpac Banking Corporation	517	50	202	153	129	1,051
Total assets	113,478	13,471	50,191	22,347	6,943	206,430
Total liabilities	79,346	9,769	34,299	22,228	48,504	194,146
Acquisition of fixed assets and goodwill	13	805	42	94	111	1,065

(1)          Internal charges are eliminated on consolidation.

Note 10. Consolidated statement of cash flows

	Half-year to
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m
Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation

Net profit attributable to equity holders of Westpac Banking Corporation	1,225	1,132	1,051
Adjustments:
Outside equity interests	6	4	4
Depreciation and goodwill amortisation	218	204	209
Increase/(decrease) in sundry provisions and other non-cash items	729	1,648	(750)
Bad and doubtful debts	172	244	167
(Increase)/decrease in other financial market asset and liabilities	(77)	(1,072)	2,095
Decrease in trading securities	645	285	1,474
(Increase)/decrease in accrued interest receivable	(113)	21	(87)
Increase/(decrease) in accrued interest payable	169	(100)	56
(Decrease)/Increase in provision for income tax	(206)	76	(303)
(Decrease)/Increase in provision for deferred income tax	(161)	191	(25)
Decrease/(Increase) in future income tax benefits	146	(290)	(142)
Net cash provided by operating activities	2,753	2,343	3,749

Controlled entities and business acquired

On 31 October 2002, the Group acquired most of the businesses of BT Financial Group (BTFG) for $925 million (initial payment of $900 million and subsequent settlement adjustment payments of $25 million). All payments were funded from existing financing sources.

An additional payment of $150 million may be paid, contingent upon BTFG exceeding certain performance hurdles in the future. The assets acquired and liabilities assumed have been measured at their fair values at 31 October 2002, including adjustments to bring accounting policies onto a consistent basis with those of Westpac.

Provisions for restructuring covering the integration of the business into the Group’s existing wealth management business and rationalisation of existing processing and administration functions have been booked as a pre-acquisition cost in BTFG or a provision in the Group, as applicable. The principal costs associated with the restructuring are staff redundancy payments, retention bonuses for key Westpac and BTFG staff, surplus lease space and system rationalisation costs. Final goodwill related to the acquisition will be determined once all settlement adjustments have been completed.

On 16 October 2002, the Group acquired a 51% shareholding in Hastings Funds Management Limited (‘Hastings’) for $36 million. Further payments are contingent upon Hastings financial and operating performance over the next three years.

	Half-year to
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m
Controlled entities and businesses acquired
Details of assets and liabilities of controlled entities and businesses acquired are as follows:
Investment securities	—	—	70
Fixed assets	—	—	29
Life insurance assets	—	—	2,432
Other assets	—	—	139
Life insurance policy liabilities	—	—	(2,378)
Other liabilities	—	—	(430)
Fair value of entities and businesses acquired	—	—	(138)
Goodwill	—	—	964
Minority interest	—	—	(3)
	—	—	823
Cash paid and acquisition costs	—	—	(965)
Cash acquired	—	—	142
Cash consideration (net of cash acquired)	—	—	(823)

	Half-year to
	31 March 2004	30 September 2003	31 March 2003
	$m	$m	$m
Controlled entities and businesses disposed
Details of assets and liabilities of controlled entities and businesses disposed of are as follows:
Loans	—	—	62
Other assets	78	298	—
Minority interests	(13)	—	—
Net assets of entities and businesses disposed	65	298	62
Gain on disposal	2	—	—
Cash consideration (net of sale costs)	67	298	62

Note 11. Events subsequent to balance date

Other equity interests

On 5 April 2004, a wholly-owned entity Westpac Capital Trust IV issued 525,000 trust preferred securities (“2004 TPS”) in the United States of America at US$1,000 each, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including, 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate of LIBOR plus 1.7675% per year. Distributions are subject to the discretion of the Board of Directors of Westpac. On 31 March 2053, or earlier in the event that a distribution is not made or certain other events occur, the 2004 TPS will be redeemed for American Depository Receipts each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25). The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to the 2004 TPS. The net proceeds from issuing the 2004 TPS will be used for general corporate purposes.

On 6 May 2004, Westpac announced that the Board of Directors has decided to redeem the TOPrS on the 16 July 2004. The redemption will be funded from existing sources.

Ordinary shares

On 6 May 2004, Westpac announced that the Board of Directors has decided to commence an off-market buy-back of approximately $500 million of Westpac ordinary shares. The results of the buy-back are expected to be announced on 21 June 2004. An on-market buy-back for an equivalent proportion of our NZ Class Shares (approximately 1 million) will also be conducted over a period of up to six months. The buy-back of shares, has been approved by APRA and, will be funded from existing sources.

Note 12. Reconciliation with US GAAP

		Half-year to
	Ref	31 March 2004	30 September 2003	31 March 2003
		$m	$m	$m
Statement of income
Net profit as reported under Australian GAAP		1,225	1,132	1,051
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
Premises and sites		42	(137)	31
Amortisation of goodwill		84	85	78
Goodwill fair value adjustments	a	(9)	—	—
Related income tax credit		3	—	—
Superannuation (pension) expense		17	36	28
Related income tax expense		(5)	(11)	(8)
Wealth management		(10)	(12)	(5)
Related income tax credit		3	4	1
Write-down of available-for-sale securities		—	—	(37)
Employee share option compensation (under APB 25)		(4)	(2)	(13)
Employee share option compensation (under SFAS 123)		(16)	(17)	(10)
Distributions on other equity instruments	b	—	(19)	(22)
Distributions on other debt instruments	b	(76)	(22)	(12)
Amortisation of issue costs on other debt instruments	b	(4)	(1)	(1)
Deconsolidation of trust preferred structures (under FIN 46R)	b	188	—	—
Initial adoption of FIN 46R	b	6	—	—
Other non-financial assets		20	4	3
Related income tax credit		2	1	2
Software capitalisation		3	(7)	3
Related income tax credit/(expense)		(1)	3	(1)
Derivative instruments (under SFAS 133)		(106)	27	(138)
Related income tax credit/(expense)		26	(5)	31
Restructuring costs		(1)	(6)	(73)
Related income tax credit		—	1	22
Net income according to US GAAP		1,387	1,054	930
Adjustments to determine other comprehensive income under US GAAP
Foreign currency translation		(153)	(86)	(70)
Unrealised net gain on available-for-sale securities		58	109	47
Reclassification adjustment for losses now included in net income		—	—	34
Total comprehensive income according to US GAAP		1,292	1,077	941
Equity attributable to equity holders of Westpac Banking Corporation as reported under Australian GAAP		14,420	13,965	12,262
Adjustments:
Premises and sites		(136)	(178)	(41)
Goodwill	a	229	151	66
Superannuation (pension) asset		198	186	160
Wealth management assets (net of tax)		(59)	(52)	(44)
Available-for-sale securities		106	48	(61)
Other equity instruments	b	—	(1,597)	(465)
Other debt instruments	b	(2,274)	(657)	(656)
Deconsolidation of trust preferred structures (under FIN 46R)	b	210	—	—
Other non-financial assets		(26)	(48)	(53)
Software capitalisation		(16)	(18)	(14)
Derivative instruments (under SFAS 133)		(97)	(17)	(39)
Restructuring provisions		(10)	(9)	(4)
Equity attributable to equity holders according to US GAAP		12,545	11,774	11,111

a) Goodwill

For Australian GAAP purposes goodwill in respect of the acquisition of BTFM on 31 October 2002 will continue to be revised for certain fair value adjustments until 30 September 2004. This is due to the continuing uncertainty in reliably measuring these adjustments.

Under US GAAP, Statement of Financial Accounting Standard (SFAS) 141 Business Combinations restricts the period for making adjustments to goodwill to usually no more than one year from the date of acquisition. For US GAAP purposes adjustments have been made to net income for any changes to Australian GAAP goodwill made since 30 September 2003.

b) Consolidation of Variable Interest Entities

Westpac has adopted the provisions of FASB Interpretation Number 46R Consolidation of Variable Interest Entities (FIN 46R) effective 1 October 2003 for US GAAP purposes. The impact of adoption is summarised below.

Commercial paper conduit:

Westpac arranges finance for certain customer transactions through a commercial paper conduit, Waratah Receivables Corporation Pty Limited (Waratah). A letter of credit facility provided by Westpac on the commercial paper issued by the conduit represents a variable interest that results in Westpac being the primary beneficiary in accordance with FIN 46R. For US GAAP purposes, Westpac has consolidated Waratah and its controlled entities for the reporting period ending 31 March 2004. The impact of consolidating Waratah has been to increase total assets by $4,716 million, total liabilities by $4,715 million and minority interest by $1 million. There has been no impact on net income for the period.

Trust preferred securities:

Westpac has issued hybrid Tier 1 capital instruments in the form of trust preferred securities through three dual trust structures. In accordance with FIN 46R Westpac does not have a variable interest in the trusts and therefore is not the primary beneficiary. As a result for US GAAP purposes, Westpac has deconsolidated the following trusts for the reporting period ended 31 March 2004:

Instrument:	Trusts:
TOPrS	Westpac Capital Trust I and Tavarua Funding Trust I
FIRsTS	Westpac First Trust and Westpac Second Trust
TPS	Westpac Capital Trust III and Tavarua Funding Trust III

The consequence of not consolidating the above trusts is that the convertible debentures issued by Westpac’s New Zealand branch to Tavarua Funding Trust I, Westpac Second Trust and Tavarua Funding Trust III are reflected as the outstanding securities. For US GAAP purposes the convertible debentures are considered to be debt instruments.

The above has resulted in the following impact on the reconciliation with US GAAP:

•                  effective 1 October 2003, distributions in respect of TOPrS and TPS are now classified as distributions on other debt instruments instead of distributions on other equity instruments. Distributions in respect of FIRsTS are already classified as distributions on other debt instruments;

•                  effective 1 October 2003, issue costs in respect of TOPrS and TPS are now being amortised over the period to the first call date as amortisation of issue costs on other debt instruments. Previously issue costs were netted against the proceeds as the instruments were classified as equity. Issue costs in respect of FIRsTS are already being amortised; and

•                  effective 1 October 2003, cross currency swaps entered into by Westpac with Tavarua Funding Trust I, Westpac Second Trust and Tavarua Funding Trust III are external transactions to the Group. The effect of movements in fair values of these swaps is shown as the impact of deconsolidation of trust preferred structures (under FIN 46R). Previously these swaps were internal to the Group and the effect of movements in fair values was eliminated on consolidation.

The cumulative impact on the initial application of FIN 46R as of 1 October 2003 of amortising issue costs and the effect of movements in fair values has been included as a separate item in the reconciliation with US GAAP. Per the transition guidance of FIN 46R prior periods are not restated.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Westpac, the Directors declare that:

(a)              the consolidated financial statements and notes set out on pages 3 to 18:

(i)                                     comply with Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)                                  give a true and fair view of the consolidated entity’s financial position as at 31 March 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

(b)             In the Directors’ opinion there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 6th day of May 2004.

For and on behalf of the Board.

/s/ L.A. Davis	/s/ D.R. Morgan
L.A. Davis	D.R. Morgan
Chairman	Managing Director and Chief Executive Officer

Independent review report to the members of Westpac Banking Corporation

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Westpac Banking Corporation:

•                                does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Westpac Banking Corporation Group (defined below) as at 31 March 2004 and of its performance for the half-year ended on that date, and

•                                is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Westpac Banking Corporation Group (“the Group”), for the half-year ended 31 March 2004. The Group comprises both Westpac Banking Corporation (“Westpac”) and the entities it controlled during that half-year.

The directors of Westpac are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for Westpac to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Group’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•                                inquiries of Westpac’s personnel, and

•                                analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

/s/ PricewaterhouseCoopers	/s/ D.H. Armstrong
PricewaterhouseCoopers	D.H. Armstrong
Partner
Sydney, Australia

6 May 2004